CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278



CITY DEVELOPMENTS LIMITED

A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/1963/C



8 August 2006

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 4 August 2006 (*Announcement of Half Year Results of Subsidiary Company, Grand Plaza Hotel Corporation*);
- 4 August 2006 (*Announcement by subsidiary company, Millennium & Copthorne Hotels plc – Interim Results for the Half Year to 30 June 2006*); and
- 7 August 2006 (*Announcement of 2006 Interim Results by subsidiary company, City e-Solutions Limited*)

Yours faithfully

ENID LING
Manager
(Corporate Secretarial Services)

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)
Ms Catherine Loh

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

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Miscellaneous	
* Asterisks denote mandatory information	
Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	04-Aug-2006 12:45:17
Announcement No.	00017

>> Announcement Details

The details of the announcement start here ...



Announcement Title *	Announcement of Half Year Results of Subsidiary Company, Grand Plaza Hotel Corporation
Description	We attach herewith a copy of the subject announcement issued by our subsidiary, Grand Plaza Hotel Corporation on 4 August 2006, for your information.
Attachments:	GPHC-040806.pdf Total size = **1038K** (2048K size limit recommended)

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COVER SHEET

1 6 6 8 7 8

S.E.C. Registration Number

GRAND PLAZA HOTEL CORP

(Company's Full Name)

10F THE HERITAGE HOTEL ROXAS

BLVD COR EDSA PASAY CITY

(Business Address : No. Street City / Town / Province)

YAM KIT SUNG

Contact Person

8548838

Company Telephone Number

1 2 — Month; 3 1 — Day

Fiscal Year

SEC17Q

FORM TYPE

0 5 — Month; 1 5 — Day

Annual Meeting

Secondary License Type, If Applicable

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks = pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1 For the quarterly period ended **June 30, 2006**

2. Commission identification number __________ 3. BIR Tax Identification No. **000-460-602-000**

GRAND PLAZA HOTEL CORPORATION
4. Exact name of issuer as specified in its charter

PHILIPPINES
5. Province, country or other jurisdiction of incorporation or organization

6. Industry Classification Code: ________ (SEC Use Only)

10F, The Heritage Hotel Manila, Roxas Blvd. cor. EDSA, Pasay City 1300
7. Address of issuer's principal office

Tel. No. (632) 854-8838 **Fax No. (632) 854-8825**
8. Issuer's telephone number, including area code

N.A.
9. Former name, former address and formal fiscal year if changed since last report

10. Securities registered pursuant to Sections 8 & 12 of the Code, or Sections 4 & 8 of the RSA

Title of each Class	Number of shares of common Stock outstanding and amount Of debt outstanding
COMMON SHARES	**87,318,270***
*includes 11,028,261 treasury shares	

11. Are any or all of the securities listed on Stock Exchange?

Yes [X] No [ ]

If yes, state the name of such Stock Exchange and the class/es of securities listed therein:

PHILIPPINE STOCK EXCHANGE, INC. **COMMON**

12. Indicate by check mark whether the registrant:

(a) has filed all reports required to be filed by Section 17 of the Code and SRC Rule 17 thereunder or Sections 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding twelve (12) months (or for such shorter period the registrant was required to file such reports)

Yes [X]   No [ ]

(b) has been subject to such filing requirements for the past ninety (90) days.

Yes [X]   No [ ]

PART I – FINANCIAL INFORMATION

Item 1 **Financial Statements**

Financial Statements and, if applicable, Pro-forma Financial Statements meeting the requirements of SRC Rule 68, Form and Content of Financial Statements, shall be furnished as specified therein.

Item 2 Management's Discussion and Analysis of Financial Condition and Results of Operations.

Furnish the information required by Part III, Paragraph (A)(2)(b) of "Annex C"

PART II – OTHER INFORMATION

The issuer may, at its option, report under this item any information not previously reported in a report in SEC Form 17-C. If disclosure of such information is made under this Part II, it need not be repeated in a report on Form 17-C which would otherwise be required to be filed with respect to such information or in a subsequent report on Form 17-Q.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Issuer **YAM KIT SUNG**
Signature and Title **General Manager & Chief Financial Officer**
Date ______________________

PART I FINANCIAL INFORMATION

Item 1. Financial Statements Required Under SRC Rule 68.1

- Please see attached financial statements for interim Balance Sheets, Statements of Income, Statements of Changes in Equity and Statements of Cash flows.

Notes to Financial Statements

Summary of significant accounting policies
The financial statements of the Company have been prepared in accordance with Philippine generally accepted accounting principles (GAAP) and are denominated in Philippine pesos. The preparation of financial statements in accordance with Philippine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies.

The same accounting policies and methods of computation are followed in the interim financial statements for the year 2005 as compared with the most recent annual financial statements.

Seasonality or Cyclicality of Interim Operations
All segments of the business are in its normal trading pattern.

Material Items
There are no material items affecting assets, liabilities, equity, net income or cash flows that are unusual because of their nature, size or incidents.

Estimates
There are no changes in estimates of amounts reported in prior interim periods of the current financial year or changes in estimates of amounts reported in prior financial years that have a material effect in the current interim period.

Issuances of Debts and Equity
There are no issuances, repurchases and repayments of debts and equity securities.

Dividends
There were no dividends declared in the current interim period.

Segment Revenue and Results
Statement of Financial Accounting Standard No. 31, "Segment Reporting", which becomes effective for financial statements covering periods beginning on or after January 1, 2001, requires that a public business enterprise report financial and descriptive information about its reportable segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance.

The Company organized its business into 4 main segments:

- Room Division – Business derived from the sale of guestrooms.
- Food and Beverage Division – Business derived from the sale of food and beverage at various restaurants.
- Other Operated Departments – Business derived from telephone department, business center, carparking and laundry.
- Others- Business derived from rental of space.

The segment revenues and results are as follows:

	YTD 2nd Quarter Revenue – Peso	YTD 2nd Quarter Department Profit - Peso
Room	166,126,189	144,189,167
Food and Beverage	107,602,478	50,021,275
Other Operated Departments	4,723,507	1,431,614
Others	54,157,818	54.157,818

Subsequent Events
None

Composition of Company
There are no changes in the composition of the Company during the interim period, including business combinations, acquisition or disposal of subsidiaries and long-term investments, restructurings and discontinuing operations.

Contingent assets or liabilities
There are no changes in contingent assets or liabilities since the last annual balance sheet date.

Contingencies
There are no material contingencies and any other events or transactions that are material to an understanding of the current interim period.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

The top 5 Key Performance Indicators of the Company are as follows:

Balance Sheet Analysis	30 June 2006	30 June 2005	31 December 2005
Current ratio	2.08	1.55	1.67
Net book value per share (include treasury shares)	PhP13.96	PhP12.35	PhP13.03
Profit & Loss Analysis			
Earnings per share	PhP1.06	PhP0.85	PhP1.93
Profit before tax margin ratio	35.68%	30%	33.25%
EBITDA	PhP116M	PhP103M	PhP235.4M

Current ratio is derived by dividing the current assets with the current liabilities. This indicator measures the liquidity of the Company in the short-term. Current ratio improved by 0.53 as compared to the same period of last year due to higher current assets balance. Cash balance increased by PhP139 million from the same period last year as there were no major capital expenditure.

Net book value per share is derived by dividing the net stockholders' equity by the total number of shares issued. This measures the value of the Company on a per share basis. This ratio improved compared to the same period last year and the year ended 31 December 2005 due to higher assets value.

Earning per share (EPS) is derived by dividing the net profit after tax by the total shares outstanding. This indicator measures the earning of the Company on a per share basis. As compared to the same period last year, EPS is higher by PhP0.21 per share. The higher EPS is due to higher total revenue and profit after tax. Total revenue has increased by about PhP15M as compared to the same period of last year.

Profit before tax margin ratio is computed by dividing the profit before tax against the total revenue. This ratio measures whether the Company is able to contain its expenses in relation to the revenue. This ratio is about 5-percentage point higher than last year. The favorable variance is mainly due to higher revenue.

EBITDA represents earnings before income tax, interest, depreciation and amortization. This indicator is in effect a measure of the cash flow of the Company. EBITDA is healthier this year due to higher revenue. EBITDA is higher than the same period last year as a result of higher revenue.

Balance Sheets Analysis:

Total assets increased by about PhP85 million or 5.7% as compared to the year ended 31 December 2005 and increased by about PhP156 million or 11.1% as compared to the same period of last year.

Cash and short term notes:
This balance includes short-term fixed deposits with banks. There is a increase of PhP78 million as compared to the end of last fiscal year. As compared against the same period last year, this balance increased by PhP139 million. The main reason for the favorable variance is that there is no major capital expenditure during this half year 2006.

Accrued interest receivable:
There is a significant change in balance as compared to the same period last year. This is due to reclassification of interest receivable due from a related company. As compared to the end of last fiscal year, this balance increased by PhP263,375 due to higher cash balance.

Deferred tax assets:
Deferred tax assets increased by PhP1.9 million as compared to 31 December 2005. This is due to the recognition of deferred tax assets during the year 2006. The bulk of the deferred tax assets pertain to the retirement benefits of the employees.

Advances to associated/related companies:
The Company, in its normal course of business, has entered into transactions with its related parties, principally consisting of cash advances.

The Company also leases its hotel site and a furnished townhouse from an associated company. The Company has also entered into a management agreement with CDL Hotels (Phils) Corporation, a related company, for the latter to operate the Hotel.

Under the terms and conditions of the agreement, the Company has to pay monthly basic management and incentive fees based on a percentage of the hotel's revenue and gross operating profit.

As compared to the same period of last year, there is a significant drop in balance by about PhP15.86 million. The reason for this variance is due to the settlement of inter-company balances during the year 2005/2006.

As compared with the end of last fiscal year, there is only a minor decrease of PhP1.78million as the related companies have repaid their balances outstanding during the year.

Prepaid expenses:
The bulk of this balance represents insurance premium prepaid at the beginning of the year. As compared to end of the last fiscal year, there is an increment of PhP0.6 million

which represents the new premium paid in year 2006. The prepaid premium will be amortized monthly during the year. As compared to the same period last year, there was a decrease as the Company has not received any billings for this year premium.

Property and Equipment:
Property and equipment are carried at cost. Depreciation is provided under the straight-line method over the estimated useful lives of the assets ranging from 5 to 50 years. Major improvements are charged to property accounts while maintenance and repairs which do not improve the lives of the assets are expensed as incurred.

The decrease in balance is due to depreciation charges for the period.

Accounts payable:
There is an increase in balance from the same period of last year by PhP8 million. The higher balance is due to unpaid VAT by Pagcor, a tenant of the hotel.

Accrued Liabilities:
The increase in this balance as compared to end of last fiscal year is due to an increase in accrual for employee benefits, vacation leave, bonus and utilities expenses.

As compared against the same period of last year, there is no significant variance.

Due to associated/related companies:
As compared against the same period of last year, there is a significant increase of PhP10 million and PhP7.5 million as against the end of last fiscal year. The increment is because the Company has not settled its outstanding balance with the related company.

Income Tax Payable:
Income tax payable decreased by PhP11 million as compared to 31 December 2005 and increased by PhP1.2 million as compared against the same period of last year. The reason for the increase against 30 June 2005 is due to the higher profit before tax in the first 6 months of year 2006. The decrease in balance against the end of last fiscal year is due to the payment of last quarter 2005 tax in year 2006.

Income Statement Analysis For the 6 Months Ended 30 June 2006:

Revenue:
Total revenue increased by PhP15.59 million or 5% as compared to the same period last year. The increase is observed in all segments of the business mainly due to improved business environment and increase in traveling.

Room revenue improved by PhP14 million as a result of higher Average Room Rate. Occupancy registered a decrease from 76% (year 2005) to 72% (year 2006). However, Average Room Rate (ARR) improved by PhP368 as compared to year 2005.

Food and beverage (F&B) business showed an increment of PhP3 million as compared to the same period of last year. The main driver of this increment come Casino.which increased by PhP5.4 million over last year. Riviera restaurant registered a drop in revenue by PhP1.3 million as compared to last year.

Cost of Sales:
Cost of sales for F&B registered an minor decrease as compared to last year.

Gross Profit:
Gross profit is derived after deducting cost of sales from gross revenue. Gross profit as compared to last year is higher as a result of higher revenue.

Operating Expenses:
Operating expenses include among others, payroll and related expenses, utilities, depreciation charges, rental and other fixed expenses. The increase in operating expenses as compared to the same period last year is consistent with the increase in revenue. Although there is a significant increase in total revenue, there is no significant increment in operating expenses.

Net Operating Income:
This is derived after deducting operating expenses from gross operating profit. The better margin is due to higher revenue.

Non-operating income:
Total non-operating income increased by PhP10.7 million as compared to the same period of last year. This is due to higher interest income and an exchange gain of PhP5 million.

Income Statement Analysis For the Second Quarter Ended 30 June 2006:

Revenue:
Total revenue decreased by PhP2 million or 1.2% as compared to the same period last year. The decrease is mainly in other income.

Room revenue improved by PhP3 million as a result of higher Average Room Rate. With the improvement in economy, the Company adjusted its room rate upwards for certain segment of business and this resulted in an improvement in Revenue Per Available Room (RevPar) for the second quarter compared with same period last year.

Food and beverage (F&B) business showed a slight drop of PhP1.3 million or 2% as compared to the same period of last year. This is due to the decrease in food covers as compared to the same period of last year. During this quarter, the Riviera restaurant registered a drop in revenue. Our competitor, Philippine Plaza Hotel, formerly known as Westin Philippine Plaza has renovated its coffee shop and it adds to the competition for F&B in the bay area.

Cost of Sales:
Cost of sales for F&B registered a decrease as compared to last year. The increase is consistent with the lower F&B revenue.

Gross Profit:
Gross profit is derived after deducting cost of sales from gross revenue. Gross profit as compared to last year is slightly lower.

Operating Expenses:
Operating expenses include among others, payroll and related expenses, utilities, depreciation charges, rental and other fixed expenses. The increase in operating expenses as compared to the same period last year is consistent with the increase in revenue. Operating expenses dropped by PhP2.7 million as a result of tighter cost control.

Net Operating Income:
This is derived after deducting operating expenses from gross operating profit. The better margin is due to lower operating expenses.

Non-operating income:
Total non-operating income increased by PhP8.8 million as compared to the same period of last year. This is due to the total foreign exchange gain of PhP7.9 million.

There are no material event(s) and uncertainties known to management that would address the past and would have an impact on the future operations of the following:

- Any known trends, demands, commitments, events or uncertainties that will have a material impact on the Company's liquidity.

- Any material commitments for capital expenditures, the general purpose of such commitments and the expected sources of funds for such expenditures.
- Any known trends, events or uncertainties that have had or that are reasonably expected to have a material favorable or unfavorable impact on net sales/revenues/income from continuing operations.
- Any significant elements of income or loss that did not arise from the Company's continuing operations.
- The causes for any material change(s) (5% or more) from period to period in one or more line items (vertical and horizontal) of the Company's financial statements.
- Any seasonal aspects that had a material effect on the financial condition or results of operations.

Management is not aware of any event that may trigger direct or contingent financial obligations that is material to the Company, including any default or acceleration of an obligation. Management is not aware of any material off-balance sheet transaction, arrangement, obligation (including contingent obligations), and other relationships of the Company with unconsolidated entities or other persons that were created during the first 6 months of 2006.

GRAND PLAZA HOTEL CORPORATION
Balance Sheets
June 30, 2006 and 2005
(With comparative figures for the year ended December 31, 2005)
(In Philippine Pesos)

ASSETS	Unaudited June 30, 2006	Unaudited June 30, 2005	Audited Dec. 31, 2005
Current Assets			
Cash and short-term notes	373,768,926.81	234,833,460.96	295,549,340.63
Accrued interest receivable	722,195.28	10,719,140.52	458,820.96
Accounts receivable - trade	189,308,748.81	174,400,407.57	188,615,124.71
Accounts receivable - others	1,637,382.67	2,071,206.15	3,449,856.85
Provision for bad debts	(335,005.81)	(435,494.11)	(502,424.11)
Deferred tax assets/(liabilities)	7,068,579.41	7,830,546.89	8,972,145.05
Advances to associated/related companies	24,160,983.54	8,299,578.19	25,948,041.75
Advances to immediate holding company	-	-	202,362.80
Inventories	8,822,218.25	9,161,614.60	11,349,294.28
Prepaid expenses	13,030,015.14	17,605,647.83	12,363,191.01
Creditable withholding tax	54,127.56	-	103,546.33
Other current assets	28,119,133.17	11,809,463.85	4,864,000.49
Total Current Assets	*646,357,304.83*	*476,295,572.45*	*551,373,300.75*
Property and Equipment	*769,753,082.07*	*784,188,551.38*	*779,968,065.50*
Investment in Stock of Associated Company	*44,448,209.22*	*44,082,496.95*	*44,171,957.28*
Deposit on Lease Contract	*78,000,000.00*	*78,000,000.00*	*78,000,000.00*
Loans Receivable	*15,500,000.00*	*15,500,000.00*	*15,500,000.00*
Other Assets			
Miscellaneous investments and deposits	5,118,790.50	5,116,790.50	5,116,790.50
Others	1,010,000.00	1,010,000.00	1,010,000.00
Total Other Assets	*6,128,790.50*	*6,126,790.50*	*6,126,790.50*
Total Assets	***1,560,187,386.62***	***1,404,193,411.28***	***1,475,140,114.03***

GRAND PLAZA HOTEL CORPORATION
Balance Sheets
June 30, 2006 and 2005
(With comparative figures for the year ended December 31, 2005)
(In Philippine Pesos)

LIABILITIES AND STOCKHOLDERS' EQUITY	Unaudited June 30, 2006	Unaudited June 30, 2005	Dec. 31, 2005
Current Liabilities			
Accounts payable	185,036,516.95	177,233,597.85	182,706,562.00
Accrued liabilities	62,515,117.73	65,522,599.64	54,233,347.50
Rental payable	1,925,743.20	2,834,622.00	2,834,622.00
Due to associated/related companies	17,413,845.65	7,965,350.10	9,915,086.91
Refundable deposit	25,552,499.05	23,470,282.09	23,470,282.09
Deferred rental	7,389,734.19	7,039,027.56	7,389,734.19
Dividend payable	-	88,700.00	149,999.70
Income tax payable	16,578,322.77	15,311,532.62	27,974,594.33
Other current liabilities	2,251,142.49	7,625,054.90	7,726,302.02
Total Current Liabilities	*318,662,922.03*	*307,090,766.76*	*316,400,530.74*
Long - Term Liabilities			
Reserves	22,996,354.60	18,664,038.95	21,053,839.23
Total Long - Term Liabilities	*22,996,354.60*	*18,664,038.95*	*21,053,839.23*
Capital Stock			
Authorized - 115,000,000 shares in 2006 and 2005 at P10.00 par value per share			
Capital stock	873,182,699.00	873,182,699.00	873,182,699.00
Premium on capital stock	11,965,903.78	11,965,903.78	11,965,903.78
Paid-in capital in excess of par - Warrants	2,691,613.81	2,691,613.81	2,691,613.81
Treasury stock	(551,388,370.00)	(551,388,370.00)	(551,388,370.00)
Retained earnings/(deficit) - beginning	801,233,897.47	676,951,752.19	676,951,752.19
Retained profit/(loss) for the period	80,842,365.93	65,035,006.79	147,169,147.98
Dividend declared	-	-	(22,887,002.70)
Total Stockholders' Equity	*1,218,528,109.99*	*1,078,438,605.57*	*1,137,685,744.06*
Total Liabilities and Stockholders' Equity	***1,560,187,386.62***	***1,404,193,411.28***	***1,475,140,114.03***

GRAND PLAZA HOTEL CORPORATION
Income Statements
For the years ended June 30, 2006 and 2005
(With comparative figures for the year ended December 31, 2005)
(In Philippine Pesos)

	Unaudited Year-to-date June 30, 2006	Unaudited Year-to-date June 30, 2005	Audited Full Year Dec. 31, 2005
Revenue			
Rooms	166,126,189.70	152,372,347.72	312,635,020.26
Food & Beverage	107,602,478.50	104,170,859.82	218,824,181.33
Other Operated Depts.	4,723,507.66	5,617,400.06	10,548,145.38
Rental Income/Others	54,157,818.94	54,851,095.83	110,233,859.86
Total Revenue	*332,609,994.80*	*317,011,703.43*	*652,241,206.83*
Cost of Sales			
Food & Beverage	29,216,230.84	29,541,442.92	60,219,973.04
Other Operated Depts.	2,025,856.06	2,184,222.47	4,277,682.04
Total Cost of Sales	*31,242,086.90*	*31,725,665.39*	*64,497,655.08*
Gross Profit	301,367,907.90	285,286,038.04	587,743,551.75
Operating Expenses	197,260,811.41	195,036,973.85	379,216,893.53
Net Operating Income	*104,107,096.49*	*90,249,064.19*	*208,526,658.22*
Non-operating Income/(Loss)			
Interest Income	9,194,049.07	5,992,947.40	13,149,950.92
Dividend Income	18,500.64	-	91,826.91
Gain/(Loss) on Disposal of Fixed Assets	-	114,500.00	476,600.00
Exchange Gain/(Loss)	5,079,589.20	(2,742,527.65)	(6,410,110.20)
Share in Net Income/(Loss) of Associated Co.	276,251.94	450,801.46	540,261.79
Total Non-Operating Income	*14,568,390.85*	*3,815,721.21*	*7,848,529.42*
Net Income/(Loss) Before Tax	118,675,487.34	94,064,785.40	216,375,187.64
Provision for Income Tax	37,833,121.41	29,029,778.61	69,206,039.66
Net Income/(Loss) After Tax	***80,842,365.93***	***65,035,006.79***	***147,169,147.98***
Earnings per share	***1.06***	***0.85***	***1.93***
Dilluted earnings per share	***1.06***	***0.85***	***1.93***

Notes:

In June 30, 2006 and 2005 and December 31, 2005 , total shares outstanding is 76,290,009 shares net of 11,028,261 treasury shares.

GRAND PLAZA HOTEL CORPORATION
Income Statements
For the 2nd quarters ended June 30, 2006 and 2005
(In Philippine Pesos)

	Unaudited 2nd Quarter June 30, 2006	Unaudited 2nd Quarter June 30, 2005
Revenue		
Rooms	80,461,266.30	77,052,257.73
Food & Beverage	52,361,480.95	53,674,331.55
Other Operated Depts.	2,132,614.18	2,753,961.67
Rental Income/Others	24,966,926.78	28,450,225.71
Total Revenue	*159,922,288.21*	*161,930,776.66*
Cost of Sales		
Food & Beverage	14,361,355.32	15,239,650.24
Other Operated Depts.	990,335.27	1,071,856.98
Total Cost of Sales	*15,351,690.59*	*16,311,507.22*
Gross Profit	144,570,597.62	145,619,269.44
Operating Expenses	97,703,530.60	100,416,507.35
Net Operating Income	*46,867,067.02*	*45,202,762.09*
Non-operating Income/(Loss)		
Interest Income	4,885,560.84	3,012,615.41
Dividend Income	-	-
Gain/(Loss) on Disposal of Fixed Assets	-	114,500.00
Exchange Gain/(Loss)	7,962,874.93	804,976.66
Share in Net Income/(Loss) of Associated Co.	307,421.98	360,923.90
Total Non-Operating Income	*13,155,857.75*	*4,293,015.97*
Net Income/(Loss) Before Tax	60,022,924.77	49,495,778.06
Provision for Income Tax	17,520,925.29	14,240,328.83
Net Income/(Loss) After Tax	***42,501,999.48***	***35,255,449.23***

GRAND PLAZA HOTEL CORPORATION
Statements of Changes in Equity
For the years ended June 30, 2006 and 2005
(With comparative figures for the year ended December 31, 2005)
(In Philippine Pesos)

	Unaudited June 30, 2006	Unaudited June 30, 2005	Audited Dec. 31, 2005
Balance - beginning	**1,137,685,744.06**	**1,124,816,648.78**	**1,124,816,648.78**
Net income for the period	80,842,365.93	65,035,006.79	147,169,147.98
Dividends	-	-	(22,887,002.70)
Retirement of shares	-	-	-
Buyback of shares	-	(111,413,050.00)	(111,413,050.00)
Balance - end	***1,218,528,109.99***	***1,078,438,605.57***	***1,137,685,744.06***

GRAND PLAZA HOTEL CORPORATION
Cash Flow Statements
For the years ended June 30, 2006 and 2005
(With comparative figures for the year ended December 31, 2005)
(In Philippine Pesos)

	Unaudited Year-to-date June 30, 2006	Unaudited Year-to-date June 30, 2005	Audited Full Year Dec. 31, 2005
Cash flows from operating activities			
Net income	80,842,365.93	65,035,006.79	147,169,147.98
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	12,807,564.15	13,722,956.29	26,878,023.32
Equity in net income of associated company	(276,251.94)	(450,801.46)	(540,261.79)
Provision for bad debts	335,005.81	435,494.11	502,424.11
Changes in operating assets and liabilities			
(Increase) decrease in			
Accrued interest receivable	(263,374.32)	(356,978.41)	9,903,341.15
Accounts receivable - trade	(1,196,048.21)	(3,223,356.71)	(17,438,073.85)
Accounts receivable - others	1,812,474.18	562,645.64	(816,005.06)
Deferred income tax	1,903,565.64	(641,173.64)	(1,782,771.80)
Advances to associated company	1,787,058.21	500,449.62	(17,148,013.94)
Advances to immediate holding company	202,362.80	210,157.30	7,794.50
Inventories	2,527,076.03	1,913,117.07	(274,562.61)
Prepaid expenses	(666,824.13)	(5,562,190.31)	(319,733.49)
Creditable withholding tax	49,418.77	-	(103,546.33)
Other current assets	(23,255,132.68)	(2,961,789.52)	3,983,673.84
Increase (decrease) in			
Accounts payable	2,329,954.95	56,293.65	5,529,257.80
Accrued liabilities	8,281,770.23	6,420,567.37	(4,868,684.77)
Rental payable	(908,878.80)	(944,874.00)	(944,874.00)
Due to associated company	7,498,758.74	1,367,382.38	3,317,119.19
Refundable deposit	2,082,216.96	-	-
Deferred rental - Pagcor	-	0.01	350,706.64
Due to Byron	-	(1,265,840.35)	(1,265,840.35)
Dividend payable	(149,999.70)	-	61,299.70
Income tax payable	(11,396,271.56)	773,313.47	13,436,375.18
Other current liabilities	(5,475,159.53)	(51,544.67)	49,702.45
	78,871,651.53	75,538,834.63	165,686,497.87
Cash flows from investing activities			
Acquisition of property and equipment - net	(2,592,580.72)	(7,735,853.77)	(16,670,434.92)
Dividend (declared)/received	-	-	(22,887,002.70)
(Receipts)/Payments relating to other assets	(2,000.00)	1,071,786.88	1,071,786.88
Buyback of shares - net	-	(111,413,050.00)	(111,413,050.00)
	(2,594,580.72)	(118,077,116.89)	(149,898,700.74)
Cash flows from financing activities			
Increase/(Decrease) in reserves	1,942,515.37	1,186,922.61	3,576,722.89
	1,942,515.37	1,186,922.61	3,576,722.89
Net increase in cash and short-term notes	78,219,586.18	(41,351,359.65)	19,364,520.02
Cash and short-term notes, Beginning	295,549,340.63	276,184,820.61	276,184,820.61
Cash and short-term notes, Ending	**373,768,926.81**	**234,833,460.96**	**295,549,340.63**

GRAND PLAZA HOTEL CORPORATION
Cash Flow Statements
For the 2nd quarters ended June 30, 2006 and 2005
(In Philippine Pesos)

	Unaudited 2nd quarter June 30, 2006	Unaudited 2nd quarter June 30, 2005
Cash flows from operating activities		
Net income	42,501,999.48	35,255,449.23
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	6,366,257.80	6,766,249.42
Equity in net income of associated company	(307,421.98)	(360,923.90)
Provision for bad debts	335,005.81	435,494.11
Changes in operating assets and liabilities		
(Increase) decrease in		
Accrued interest receivable	(134,630.82)	(154,466.25)
Accounts receivable - trade	454,246.20	(2,078,426.50)
Accounts receivable - others	(336,792.65)	1,019,032.63
Deferred income tax	(389,646.76)	(2,562,214.44)
Advances to associated company	6,073,241.78	7,755,040.80
Advances to immediate holding company	371,488.73	55,000.00
Inventories	(384,102.66)	1,788,025.07
Prepaid expenses	83,975.53	1,566,372.55
Creditable withholding tax	(35,562.93)	-
Other current assets	(21,761,809.17)	(2,373,101.19)
Increase (decrease) in		
Accounts payable	169,920.55	(627,363.15)
Accrued liabilities	3,137,078.71	(191,123.23)
Rental payable	(1,016,864.40)	-
Due to associated company	9,214,059.98	(3,422,295.74)
Refundable deposit	(933,646.51)	-
Deferred rental - Pagcor	(22,094,518.35)	(21,042,398.42)
Due to Byron	-	(1,265,840.35)
Income tax payable	2,274,608.24	5,565,083.76
Other current liabilities	(204,591.36)	(2,267,326.08)
	23,382,295.22	23,860,268.32
Cash flows from investing activities		
Acquisition of property and equipment - net	(2,093,489.81)	(4,526,762.86)
(Receipts)/Payments relating to other assets	-	1,071,786.88
Buyback of shares	-	(111,413,050.00)
	(2,093,489.81)	(114,868,025.98)
Cash flows from financing activities		
Increase/(Decrease) in reserves	971,058.16	1,574,878.51
	971,058.16	1,574,878.51
Net increase in cash and short-term notes	22,259,863.57	(89,432,879.15)
Cash and short-term notes, Beginning	351,509,063.24	324,266,340.11
Cash and short-term notes, Ending	**373,768,926.81**	**234,833,460.96**

Grand Plaza Hotel Corporation

Aging Report As At 30 June 2006

Customer Type	0 to 8 days	9 to 30 days	31 to 60 days	61 to 90 days	91 to 120 days	Over 120 days	Total	(%)
Airlines	243,685	287,091	111,649	7,310	-	-	649,735	2.62%
Credit card	1,406,992	-	-	-	-	-	1,406,992	5.68%
PAGCOR	3,319,088	5,547,029	30,875	-	-	-	8,896,992	35.90%
Individual - local	-	-	-	-	-	267,269	267,269	1.08%
Company - local	1,154,117	3,857,359	3,022,940	884,961	7,700	3,500	8,930,577	36.04%
Overpayment	(26,037)	(95,303)	(251,039)	(124,274)	(26,204)	(308,474)	(831,331)	-3.35%
Permanent accounts	48,319	738	14,774	1,918	2,702	4,437	72,888	0.29%
Employee charges	-	302	7,292	-	-	-	7,594	0.03%
Travel Agent - Local	934,274	2,159,204	645,262	64,603	-	20,914	3,824,257	15.43%
Temporary credit	24,500	139,182	27,615	-	-	-	191,297	0.77%
Travel Agent - Foreign	287,632	642,085	394,900	38,502	-	-	1,363,119	5.50%
TOTAL	**7,392,570**	**12,537,687**	**4,004,268**	**873,020**	**(15,802)**	**(12,354)**	**24,779,389**	**100.00%**
(%)	**29.83%**	**50.60%**	**16.16%**	**3.52%**	**-0.06%**	**-0.05%**	**100.00%**	

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Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	04-Aug-2006 17:17:30
Announcement No.	00047

>> Announcement Details

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Announcement Title *	Announcement by subsidiary company, Millennium & Copthorne Hotels plc – Interim Results for the Half Year to 30 June 2006
Description	We attach herewith a copy of the subject announcement issued by our subsidiary, Millennium & Copthorne Hotels plc on 4 August 2006, for your information.
Attachments:	Millennium-040806.pdf Total size = **474K** (2048K size limit recommended)

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4 August 2006

MILLENNIUM & COPTHORNE HOTELS PLC
INTERIM RESULTS FOR THE HALF YEAR TO 30 JUNE 2006

Millennium & Copthorne Hotels plc today announces half year results to 30 June 2006.The Group has a portfolio of 105 hotels located in the Americas, Europe, Middle-East, Asia and New Zealand.

Financial Highlights

- Revenue up 11% to £312.7m (2005: £281.0m)
- Hotel operating profit up 13% to £50.2m (2005: £44.6m)
- Group operating profit before other operating income up 17% to £47.2m (2005: £40.4m)
  - Other operating income of £0.3m (2005: £12.8m)
- Profit before tax excluding other operating income up 36% to £35.8m (2005: £26.3m)
- Profit before tax £36.1m (2005: £39.1m). The decline reflects the one-off £12.8m insurance receipt in H1 2005
- Adjusted earnings per share up 40% to 8.1p (2005: 5.8p)[1]
- Earnings per share 8.2p (2005: 8.2p)
- Interim dividend of 2.08p (2005: 2.08p)

Overview of Group Performance

- Group RevPAR up by 10.8% (7.6% at constant rates of exchange)
- Particularly strong performances in the US and Asia with RevPAR growth of 16.6% and 20.8% respectively
- Group rate growth of 9.2% reflects success in implementing rate-driven RevPAR strategy
- Focus on operational improvement and commitment to achieving sustained operational excellence in our hotels have led to improved profit conversion of 47.4% (2005: 37.0%)
- Seven management contracts for 1,617 rooms secured in the period in London, Dubai, Abu Dhabi and Sharm el Sheikh
- 520-room Millennium Beijing announced in May
- Non-hotel performance benefited from the sale of 22 apartments in Sydney, leading to a £2.2m increase in operating profit for our non-hotel operations in Australasia. This underlines the Group's ability to drive shareholder value through the redevelopment of assets for alternative use

Commenting today, Mr Kwek Leng Beng, Chairman said:

"Results for the half year were strong, particularly in the New York and Singapore markets. The second half has begun well with Group RevPAR for July up 9.6%. We remain confident of making further progress and the outlook for the year as a whole remains in line with the expectations that we set out in April.

We are sorry that our Group Chief Executive, Tony Potter, is leaving us to work outside the UK. We wish him success in his future endeavours and thank him for his contribution over the years. We have embarked on a process to recruit a new Group Chief Executive and Tony Potter will continue in his post pending the appointment of his successor. Our strategy and business plans remain unchanged and we are confident that we will achieve our financial targets for the year."

Enquiries:

Tony Potter, Group Chief Executive +44 (0) 20 7872 2444
Robin Lee, Senior Vice President Finance
Millennium & Copthorne Hotels plc

Ben Foster/Charlie Watenphul
Financial Dynamics +44 (0) 20 7831 3113

There will be an audio webcast of the results presentation from 9:15am on 4th August 2006 on http://www.millenniumhotels.com

[1] Adjusted to exclude other operating income (net of tax)

OVERVIEW

I am pleased to report a strong performance in the first half of 2006 and results which are in line with our expectations. For the six months to 30 June 2006, we recorded a pre tax profit of £36.1m (2005: £39.1m). Results in the first half of 2005 benefited from a one off insurance receipt of £12.8m. The earnings per share were 8.2p (2005: 8.2p). We are declaring an interim ordinary dividend of 2.08p per share (2005: 2.08p per share).

	3 months ended 30 June 2006	3 months ended 30 June 2005	6 months ended 30 June 2006	6 months ended 30 June 2005
	£m	£m	£m	£m
Revenue	162.8	151.5	312.7	281.0
Group operating profit before other operating income	30.0	27.0	47.2	40.4
Profit before tax, excluding other operating income	24.3	19.3	35.8	26.3
Profit before tax	24.6	19.3	36.1	39.1

Second Quarter Overview

At constant exchange rates, Group RevPAR for Q2 has increased by 7.0% mainly as a result of rate-growth of 6.4% and partly through occupancy growth in London (+0.8 percentage points), New York (+2.8 percentage points), Asia (+0.8 percentage points) and New Zealand (+1.4 percentage points). New York remains the most buoyant of our geographic segments with RevPAR up 15.7%. Asia also experienced strong growth with an 11.6% increase and, within this, Singapore continued to show the strongest growth with RevPAR 23.6% ahead of 2005 Q2. RevPAR in London increased by 4.5% and we expect to see further improvements when the remaining 2006 refurbishment programmes are complete. The regional US and Continental Europe both recorded significant improvements in profitability.

SUMMARY OF FIRST HALF PERFORMANCE

Group RevPAR for the six months to 30 June increased by 7.6% at constant exchange rates. Group occupancies increased by 1.1 percentage points and average rate grew by 5.9%. At constant exchange rates, total hotel revenues increased by £15.0m and hotel operating profit by £4.4m to £50.2m.

Revenue increased to £312.7m (2005: £281.0m). Operating profit before other operating income and impairment increased by 17% to £47.2m (2005 restated: £40.4m). Profit before tax and other operating income was £35.8m (2005: £26.3m).

Other operating income for the half year includes the profit on disposal of a number of shop units in Singapore. The £12.8m of other operating income in H1 2005 represents the final insurance receipt for the Millenium Hilton in New York. As a result of this one-off receipt last year, Group profit before tax was £36.1m compared to £39.1m in 2005.

Although the industry continues to face significant cost pressures in payroll and energy costs, our continued focus on driving the operational performance of our hotels has led to improved profit conversion of 47.4% (2005: 37.0%).

During the period, we started selling the Zenith apartments in the remaining tower of the former Millennium Sydney Hotel. Approximately 22% of the floor space has now been sold and the revenue and profits have been recognised within non-hotel income.

The Group secured seven management contracts, comprising 1,617 rooms during the first half in London, Dubai, Abu Dhabi and Sharm el Sheikh. This will bring the total number of managed and franchise rooms to 5,691. In May, we announced the development of the 520-room Millennium Beijing. This is due to open in April 2008 and will become the Group's second hotel in China. Our first hotel in China, the Millennium Hongqiao Hotel Shanghai is due to open at the end of August this year.

On 26 May 2006, the Group announced its intention to sell long leasehold interests in three of its Singapore hotels for a consideration of S$612m (£209.9m – see note a) to CDL Hospitality Trusts ('CDLHT'), a hotel real estate investment trust group listed on the Singapore exchange. These hotels were the Orchard Hotel (including the connected shopping centre), M Hotel and Copthorne King's Hotel. On 19 July 2006, the Group completed the sale of these three assets to CDLHT: both Orchard and M Hotels on a 75-year lease and King's for the remaining 61 years of a 99-year leasehold interest. CDLHT has also acquired the Grand Copthorne Waterfront Hotel, a Group-managed hotel, from the Group's immediate parent company City Developments Limited for S$234m (£80.3m – see note a). CDLHT has, in turn, entered into an agreement on 19 July 2006 to lease all four hotels back to the Group and pay a management fee.

The CDLHT float completed on 19 July 2006 in tough market conditions and the Group received cash of £206.8m from the disposal of its hotels. To gain an additional platform for the Group's growth and to demonstrate its commitment to CDLHT, the Group re-invested £77.7m for a 39.1% interest in CDLHT. This will be classified as an investment in associates. The Group will record the effects of the transactions in its financial results for the third quarter ending 30 September 2006 which will include a one-off gain on disposal. Furthermore, this transaction is expected to have a positive net impact on the Group's full year earnings.

The Board recommends an interim dividend of 2.08p per share. The interim dividend will be paid on 11 October 2006 to those shareholders on the register at the close of business on 18 August 2006.

(a) Exchange rate used: S$1 = 0.3430, as at 19 July 2006.

UNITED STATES

New York

RevPAR growth in New York continues to be heavily rate-driven with average rate increases of 13.2% while occupancy has grown by 3.0 percentage points. This has resulted in a RevPAR improvement of 17.3%. GOP margin has increased from 28.8% in H1 2005 to 32.9% in H1 2006.

Regional US

Excluding the impact of the Wynfield Hotel which the Group repossessed in December 2005 and the closure of the Four Points Sunnyvale hotel at the beginning of 2006, Regional US's like-for-like RevPAR increased by 8.0% to £35.02 (2005: £32.43). This was the result of a 1.8 percentage point occupancy increase and a 5.1% rate increase. The Regional US recovery continues to gain momentum, although it is not equally spread across the portfolio. On an unadjusted basis, RevPAR was up 3.7% to £33.76 (2005: £32.55).

EUROPE

London

Following the 142 room refurbishment at the Millennium Gloucester which led to a flat performance in the first quarter, RevPAR increased by 4.5% to £75.40 in the second quarter. As a result, RevPAR for the first half increased by 2.2% to £68.85 (2005: £67.40). This was primarily rate-driven, with average rate up by £1.61 to £81.00 (2005: £79.39).

Rest of Europe

RevPAR increased by 2.4% to £52.47 with occupancy up by 0.5 percentage points to 73.0%, and average rate up 1.7% to £71.88.

Regional UK

RevPAR increased 2.8% to £52.89 primarily through increased rate with a small uplift in occupancy.

France & Germany

Our presence in these two countries remains limited to four hotels. RevPAR increased by 1.6% to £51.82 through a combination of small occupancy and rate increases. Our two German properties produced a stronger performance with RevPAR increasing by 5.9%.

Our rate-led strategy in Asia achieved an increase in average rate of 9.9% to £60.87. Occupancy increased by 2.0 percentage points resulting in RevPAR up 13.0% to £44.68. Our Singapore properties have grown RevPAR by 32.6% driven by occupancy growth and very strong rate increases.

NEW ZEALAND

In New Zealand, where we operate under the Millennium, Copthorne and Kingsgate brands, RevPAR has remained flat at £29.09 with little change in occupancy or average rate.

REVIEW AND OUTLOOK

Results for the half year were strong, particularly in the New York and Singapore markets. The second half has begun well with Group RevPAR for July up 9.6%. We remain confident of making further progress and the outlook for the year as a whole remains in line with the expectations that we set out in April.

Kwek Leng Beng
Chairman
3 August 2006

Consolidated income statement (unaudited)

For the six months ended 30 June 2006

	Notes	**6 months ended 30 June 2006 £m**	6 months ended 30 June 2005 £m	Year ended 31 December 2005 £m
Revenue	2	**312.7**	281.0	595.2
Cost of sales		**(140.0)**	(125.4)	(259.1)
Gross profit		**172.7**	155.6	336.1
Administrative expenses		**(125.5)**	(115.2)	(243.0)
Other operating income	3	**0.3**	12.8	28.3
Group operating profit		**47.5**	53.2	121.4
Analysed between:				
Group operating profit before other operating income and impairment		**47.2**	40.4	99.6
Other operating income	3	**0.3**	12.8	28.3
Impairment		**-**	-	(6.5)
Share of profit of joint ventures and associates		**2.1**	1.8	3.5
Analysed between:				
Operating profit		**4.8**	3.7	8.5
Interest		**(0.8)**	(0.5)	(1.3)
Taxation		**(0.6)**	(0.4)	(1.4)
Minority interests		**(1.3)**	(1.0)	(2.3)
Finance income		**2.5**	3.5	6.7
Finance expense		**(16.0)**	(19.4)	(35.8)
Profit before tax		**36.1**	39.1	95.8
Income tax expense	4	**(8.2)**	(12.6)	(26.0)
Profit for the period		**27.9**	26.5	69.8
Attributable to:				
Equity holders of the parent		**23.7**	23.4	61.1
Minority interests		**4.2**	3.1	8.7
		27.9	26.5	69.8
Basic earnings per share (pence)	5	**8.2**	8.2	21.3
Diluted earnings per share (pence)	5	**8.2**	8.1	21.2

The financial results above all derive from continuing activities.

Consolidated statement of recognised income and expense (unaudited)

For the six months ended 30 June 2006

	6 months ended 30 June 2006 £m	6 months ended 30 June 2005 £m	Year ended 31 December 2005 £m
Foreign exchange translation differences	**(40.2)**	37.4	80.7
Cash flow hedges: amounts recycled to income statement	**-**	3.5	4.0
Actuarial losses arising in respect of defined benefit pension schemes	**-**	(1.7)	(2.4)
Taxation credit arising on defined benefit pension schemes	**-**	0.4	0.6
Income and expense recognised directly in equity	**(40.2)**	39.6	82.9
Profit for the period	**27.9**	26.5	69.8
Total recognised income and expense for the period	**(12.3)**	66.1	152.7
Attributable to:			
Equity holders of the parent	**(6.8)**	58.1	138.3
Minority interests	**(5.5)**	8.0	14.4
Total recognised income and expense for the period	**(12.3)**	66.1	152.7

Consolidated balance sheet (unaudited)

As at 30 June 2006

	Notes	As at 30 June 2006 £m	As at 30 June 2005 £m	As at 31 December 2005 £m
Non-current assets				
Property, plant and equipment		**1,863.4**	1,877.3	1,943.4
Lease premium prepayment		**82.8**	79.0	80.8
Investment properties		**46.7**	44.3	48.0
Investments in joint ventures and associates		**29.8**	26.1	29.0
Loans due from joint ventures and associates		**25.8**	23.8	26.3
Other financial assets		**2.6**	2.7	2.2
		2,051.1	2,053.2	2,129.7
Current assets				
Assets held for sale		**-**	9.3	-
Inventories		**4.1**	4.0	4.4
Development properties		**60.8**	44.6	48.5
Lease premium prepayment		**1.7**	1.0	1.0
Trade and other receivables		**56.0**	64.9	53.2
Other financial assets		**6.9**	3.9	5.9
Cash and cash equivalents		**121.8**	91.2	104.6
		251.3	218.9	217.6
Total assets		**2,302.4**	2,272.1	2,347.3
Non-current liabilities				
Interest-bearing loans, bonds and borrowings		**(482.4)**	(314.4)	(530.1)
Employee benefits		**(15.9)**	(15.9)	(16.0)
Provisions		**(1.5)**	(1.8)	(1.6)
Other non-current liabilities		**(6.7)**	(6.2)	(6.8)
Deferred tax liabilities		**(235.6)**	(224.9)	(239.9)
		(742.1)	(563.2)	(794.4)
Current liabilities				
Interest-bearing loans, bonds and borrowings		**(87.4)**	(293.0)	(54.9)
Trade and other payables		**(100.9)**	(98.7)	(100.3)
Provisions		**(0.4)**	(0.4)	(0.4)
Income taxes payable		**(14.7)**	(22.9)	(19.5)
Other financial liabilities – hedging derivatives		**-**	(1.9)	-
		(203.4)	(416.9)	(175.1)
Total liabilities		**(945.5)**	(980.1)	(969.5)
Net assets		**1,356.9**	1,292.0	1,377.8
Equity				
Total equity attributable to equity holders of the parent		**1,237.1**	1,170.7	1,250.3
Minority interests		**119.8**	121.3	127.5
Total equity	7	**1,356.9**	1,292.0	1,377.8

Consolidated statement of cash flows (unaudited)

For the six months ended 30 June 2006

	6 months ended 30 June 2006 £m	6 months ended 30 June 2005 £m	Year ended 31 December 2005 £m
Cash flows from operating activities			
Profit for the period	**27.9**	26.5	69.8
Adjustments for:			
Depreciation and amortisation	**18.1**	17.5	36.4
Share of profit of joint ventures and associates	**(2.1)**	(1.8)	(3.5)
Impairment for property, plant and equipment	**-**	-	6.5
Profit on sale of property, plant and equipment	**(0.3)**	-	(9.6)
Revaluation of investment properties	**-**	-	(5.9)
Employee stock options	**0.4**	0.2	0.7
Finance income	**(2.5)**	(3.5)	(6.7)
Finance expense	**16.0**	19.4	35.8
Income tax expense	**8.2**	12.6	26.0
Operating profit before changes in working capital and provisions	**65.7**	70.9	149.5
Increase in inventories, trade and other receivables	**(1.5)**	(19.8)	(19.3)
Decrease/(increase) in development properties	**1.6**	(12.5)	(17.6)
Increase/(decrease) in trade and other payables	**2.7**	(0.3)	3.9
(Decrease)/increase in provisions and employee benefits	**(0.2)**	0.2	(0.4)
Cash generated from operations	**68.3**	38.5	116.1
Interest paid	**(16.5)**	(16.8)	(35.4)
Interest received	**3.9**	3.2	6.1
Income taxes paid	**(8.6)**	(5.6)	(13.1)
Net cash from operating activities	**47.1**	19.3	73.7
Cash flows from investing activities			
Proceeds from sale of property, plant and equipment, investment properties and assets held for sale	**0.2**	6.0	34.5
(Investment in)/proceeds from disposal of financial assets	**(4.7)**	0.2	(1.8)
Proceeds from disposal of joint venture	**2.3**	5.3	6.5
Acquisition of property, plant and equipment	**(14.0)**	(13.9)	(39.2)
Net cash from investing activities	**(16.2)**	(2.4)	-
Balance carried forward	**30.9**	16.9	73.7

Consolidated statement of cash flows (unaudited) (continued)

For the six months ended 30 June 2006

	6 months ended 30 June 2006 £m	6 months ended 30 June 2005 £m	Year ended 31 December 2005 £m
Balance brought forward	**30.9**	16.9	73.7
Cash flows from financing activities			
Proceeds from the issue of share capital	**0.5**	1.4	2.1
Repayment of borrowings	**(78.6)**	(117.5)	(419.0)
Drawdown of borrowings	**80.7**	128.7	387.0
Payment of finance lease obligations	**(1.0)**	(0.9)	(1.8)
Loan arrangement fees	**(0.6)**	(0.3)	(1.4)
Dividends paid to minorities	**(2.2)**	(2.1)	(2.3)
Dividends paid to equity holders of the parent	**(7.3)**	(29.8)	(31.5)
Net cash from financing activities	**(8.5)**	(20.5)	(66.9)
Net increase in cash and cash equivalents	**22.4**	(3.6)	6.8
Cash and cash equivalents at beginning of period	**103.7**	89.8	89.8
Effect of exchange rate fluctuations on cash held	**(5.3)**	4.2	7.1
Cash and cash equivalents at end of the period	**120.8**	90.4	103.7
Reconciliation of cash and cash equivalents			
Cash and cash equivalents shown in the balance sheet	**121.8**	91.2	104.6
Overdraft bank accounts included in borrowings	**(1.0)**	(0.8)	(0.9)
Cash and cash equivalents for cash flow statement purposes	**120.8**	90.4	103.7

Notes to the half year results announcement (unaudited)

1. Basis of preparation and accounting policies

The interim financial statements for Millennium & Copthorne Hotels plc ('the Company') as at and for the six months ended 30 June 2006 comprise the Company and its subsidiaries (together referred to as 'the Group') and the Group's interests in jointly controlled and associate entities.

The financial information presented in this half year results announcement has been prepared in accordance with the same accounting policies as the Group's statutory accounts for the year ended 31 December 2005.

Interim financial information published by the Group during 2005, including for the six month period to 30 June 2005, had applied an accounting policy of annual revaluation of hotel land and buildings which was consistent with the policy adopted under UK GAAP. For the financial statements for the year ended 31 December 2005, this policy was revised for better industry comparability. Now the Group states hotel land and buildings which have been previously revalued at depreciated deemed historic cost. This is their UK GAAP carrying value at 1 January 2004 including previous revaluations, subsequent additions at cost, less disposals, depreciation and impairment. As a result of this change and related adjustments for deferred taxation, previously reported net assets at 30 June 2005 of £1,315.2m have decreased by £23.2m to £1,292.0m.

The consolidated interim financial statements do not include all of the information required to be included in full annual financial statements. The financial information for the six months ended 30 June 2006 and 30 June 2005 included within the consolidated interim financial statements have been subject to a review and not an audit.

The comparative figures for the financial year ended 31 December 2005 have been extracted from the Group's statutory accounts for that financial year but do not constitute those accounts. Those accounts have been reported on by the Company's auditors and have been delivered to the Registrar of Companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985. The consolidated financial statements of the Group for the financial year ended 31 December 2005 are available from the Company's website www.millenniumhotels.com

The interim financial statements were approved by the Board of Directors on 3 August 2006.

2. Segmental analysis

The following segmental analysis is not intended to be a full statutory disclosure.

	6 months ended 30 June 2006							
	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Central costs £m	Total Group £m
Revenue								
Hotel	49.0	57.3	39.2	47.9	81.8	23.1	-	298.3
Property operations	-	1.3	-	-	0.7	12.4	-	14.4
Total	49.0	58.6	39.2	47.9	82.5	35.5	-	312.7
Hotel gross operating profit	16.1	12.2	17.6	13.8	30.0	9.9	-	99.6
Hotel fixed charges*	(9.3)	(9.3)	(6.7)	(7.8)	(11.7)	(4.6)	-	(49.4)
Hotel operating profit	6.8	2.9	10.9	6.0	18.3	5.3	-	50.2
Property operations operating profit	-	0.3	-	-	0.3	4.0	-	4.6
Profit before central costs	6.8	3.2	10.9	6.0	18.6	9.3	-	54.8
Central costs	-	-	-	-	-	-	(7.6)	(7.6)
Group operating profit before other operating income and impairment	6.8	3.2	10.9	6.0	18.6	9.3	(7.6)	47.2

Notes to the half year results announcement (unaudited) (continued)

2. Segmental analysis (continued)

	6 months ended 30 June 2005							
	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Central costs £m	Total Group £m
Revenue								
Hotel	39.9	52.1	38.6	47.6	71.9	24.2	-	274.3
Property operations	-	1.2	-	-	0.7	4.8	-	6.7
Total	39.9	53.3	38.6	47.6	72.6	29.0	-	281.0
Hotel gross operating profit	11.5	9.6	18.6	14.2	26.0	10.2	-	90.1
Hotel fixed charges*	(5.6)	(8.8)	(6.9)	(8.6)	(10.8)	(4.8)	-	(45.5)
Hotel operating profit	5.9	0.8	11.7	5.6	15.2	5.4	-	44.6
Property operations operating profit	-	0.3	-	-	0.4	1.8	-	2.5
Profit before central costs	5.9	1.1	11.7	5.6	15.6	7.2	-	47.1
Central costs	-	-	-	-	-	-	(6.7)	(6.7)
Group operating profit before other operating income and impairment	5.9	1.1	11.7	5.6	15.6	7.2	(6.7)	40.4

	Year ended 31 December 2005							
	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Central costs £m	Total Group £m
Revenue								
Hotel	91.2	112.8	78.7	97.7	151.7	48.6	-	580.7
Property operations	-	2.6	-	-	1.4	10.5	-	14.5
Total	91.2	115.4	78.7	97.7	153.1	59.1	-	595.2
Hotel gross operating profit	31.2	23.5	38.1	31.1	55.7	20.4	-	200.0
Hotel fixed charges*	(14.2)	(18.5)	(13.5)	(17.0)	(20.7)	(9.4)	-	(93.3)
Hotel operating profit	17.0	5.0	24.6	14.1	35.0	11.0	-	106.7
Property operations operating profit	-	0.6	-	-	0.8	5.3	-	6.7
Profit before central costs	17.0	5.6	24.6	14.1	35.8	16.3	-	113.4
Central costs	-	-	-	-	-	-	(13.8)	(13.8)
Group operating profit before other operating income and impairment	17.0	5.6	24.6	14.1	35.8	16.3	(13.8)	99.6

*'Hotel fixed charges' include depreciation, amortisation of lease prepayments, property rent, taxes and insurance, operating lease rentals and management fees.

3. Other operating income

	6 months ended 30 June 2006 £m	6 months ended 30 June 2005 £m	Year ended 31 December 2005 £m
Changes in fair value upon revaluation of investment property	-	-	5.9
Business interruption insurance proceeds	-	12.8	12.8
Net gain on disposal of property, plant and equipment	**0.3**	-	9.6
	0.3	12.8	28.3

4. Income tax expense

The £8.2m total income tax charge for the six months ended 30 June 2006 comprises a UK tax charge of £1.0m and an overseas tax charge of £7.2m (six months ended 30 June 2005 a UK charge of £0.7m and overseas tax charge of £11.9m and for the year ended 31 December 2005 a UK tax credit of £(4.2m) and overseas tax charge of £30.2m).

Income tax expense for the six month period presented is the expected tax payable on the taxable income for the period, calculated at the estimated average annual effective income tax rate applied to the pre-tax income of the period.

Taxation for the period comprises both the Group tax charge and the joint venture taxation charge which is included separately within the Group's share of joint venture profits (but disclosed on the face of the income statement).

The estimated annual effective rate applied to profit before tax excluding the Group's share of joint venture profits is 24.1%. For the comparative periods, excluding the Group's share of joint venture profits and also excluding the Millenium Hilton business interruption profit of £12.8m and the tax thereon of £6.0m, the Group's effective tax rate was 26.9% (six months ended 30 June 2005) and 25.2% (year ended 31 December 2005).

5. Earnings per share

	6 months ended 30 June 2006 £m	6 months ended 30 June 2005 £m	Year ended 31 December 2005 £m
Basic			
Profit for period attributable to holders of the parent (£m)	**23.7**	23.4	61.1
Weighted average number of shares outstanding (m)	**288.8**	286.6	287.0
Basic earnings per share (pence)	**8.2**	8.2	21.3
Diluted			
Weighted average number of shares outstanding (m)	**289.8**	287.6	287.9
Diluted earnings per share (pence)	**8.2**	8.1	21.2
Adjusted earnings per share			
Profit for the period attributable to holders of the parent (£m)	**23.7**	23.4	61.1
Adjustment to exclude other operating income and impairment (net of tax) (£m)	**(0.2)**	(6.8)	(7.3)
Adjusted profit for the period attributable to holders of the parent (£m)	**23.5**	16.6	53.8
Weighted average number of shares outstanding (m)	**288.8**	286.6	287.0
Adjusted earnings per share (pence)	**8.1**	5.8	18.7

Notes to the half year results announcement (unaudited) (continued)

6. Dividends

Dividends have been recognised within equity as follows:

	6 months ended 30 June 2006 £m	6 months ended 30 June 2005 £m	Year ended 31 December 2005 £m
Final ordinary dividend paid for 2005 of 5.62p (for 2004: 4.17p)	**16.2**	11.9	11.9
Interim ordinary dividend paid for 2005 of 2.08p	-	-	5.9
Total ordinary dividend paid	**16.2**	11.9	17.8
Final special dividend paid for 2004 of 6.25p	-	17.9	17.9
	16.2	29.8	35.7

After the balance sheet date, the Directors have declared an interim dividend of 2.08p per share (2005 interim dividend: 2.08p) payable on 11 October 2006 to the holders of relevant shares on the register at 18 August 2006. The interim dividend amounts to £6.0m (2005: £5.9m) and will be reflected in the financial statements in the second half of the financial year.

The Directors again offer the option of a scrip dividend reinvestment plan. Those shareholders who have not elected to participate in this plan, and who would like to participate with respect to the 2006 interim dividend, may do so by contacting Lloyds TSB Registrars direct on 0870 2413018. The last day for election for the interim dividend is 27 September 2006 and any requests should be made in good time ahead of that date.

7. Statement of changes to total equity

	6 months ended 30 June 2006 £m	6 months ended 30 June 2005 £m	Year ended 31 December 2005 £m
Total recognised income and expense for the period	**(12.3)**	66.1	152.7
First time adoption of IAS 39	-	(5.4)	(5.4)
Dividends paid to equity holders of the parent	**(16.2)**	(29.8)	(35.7)
Issue of shares in lieu of dividends	**8.9**	-	4.2
Dividends paid to minority interests	**(2.2)**	(2.1)	(2.3)
Transfer from share of associates	-	0.6	0.6
Share options exercised	**0.5**	1.4	2.1
Equity settled transactions	**0.4**	0.2	0.6
Net (decrease)/increase in total equity	**(20.9)**	31.0	116.8
Opening total equity	**1,377.8**	1,261.0	1,261.0
Closing total equity	**1,356.9**	1,292.0	1,377.8

8. Subsequent events

On 26 May 2006, the Group announced its intention to sell long leasehold interests in three of its Singapore hotels for a consideration of S$612m (£209.9m – see note a) to CDL Hospitality Trusts ('CDLHT'), a hotel real estate investment trust group listed on the Singapore exchange. These hotels were the Orchard Hotel (including the connected shopping centre), M Hotel and Copthorne King's Hotel. On 19 July 2006, the Group completed the sale of these three assets to CDLHT: both Orchard and M Hotels on a 75-year lease and King's for the remaining 61 years of a 99-year leasehold interest. CDLHT has also acquired the Grand Copthorne Waterfront Hotel, a Group-managed hotel, from the Group's immediate parent company City Developments Limited for S$234m (£80.3m – see note a). CDLHT has, in turn, entered into an agreement on 19 July 2006 to lease all four hotels back to the Group and pay a management fee.

The CDLHT float completed on 19 July 2006 in tough market conditions and the Group received cash of £206.8m from the disposal of its hotels. To gain an additional platform for the Group's growth and to demonstrate its commitment to CDLHT, the Group re-invested £77.7m for a 39.1% interest in CDLHT. This will be classified as an investment in associates. The Group will record the effects of the transactions in its financial results for the third quarter ending 30 September 2006 which will include a one-off gain on disposal. Furthermore, this transaction is expected to have a positive net impact on the Group's full year earnings.

Note: (a). Exchange rate used: S$1 = £0.3430, as at 19 July 2006.

Independent review report to Millennium & Copthorne Hotels plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2006 which comprises the consolidated income statement, consolidated balance sheet, consolidated statement of recognised income and expense and the related notes (1) to (8) that have been reviewed.

We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the UK. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Statements on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

KPMG Audit Plc
Chartered Accountants

8 Salisbury Square
London
EC4Y 8BB

Date: 3 August 2006

APPENDIX 1: Key operating statistics (unaudited)

For the six months ended 30 June 2006

	6 months 30 June 2006 Reported currency	6 months 30 June 2005 Constant Currency	6 months 30 June 2005 Reported currency	Year ended 31 December 2005 Reported currency
Occupancy %				
New York	**85.8**		82.8	84.5
Regional US	**65.8**		64.9	66.2
Total US	**70.4**		69.0	70.4
London	**85.0**		84.9	84.8
Rest of Europe	**73.0**		72.5	72.8
Total Europe	**78.3**		78.0	78.1
Asia	**73.4**		71.4	73.7
Australasia	**71.2**		71.2	69.6
Total Group	**73.2**		72.1	73.0
Average Room Rate (£)				
New York	**135.84**	120.02	113.79	129.42
Regional US	**51.30**	50.15	47.55	49.63
Total US	**75.11**	69.32	65.72	71.53
London	**81.00**	79.39	79.39	80.20
Rest of Europe	**71.88**	70.70	70.64	69.83
Total Europe	**76.27**	74.89	74.86	74.82
Asia	**60.87**	55.37	51.80	52.40
Australasia	**40.86**	40.82	42.92	43.43
Total Group	**67.36**	63.58	61.71	64.01
RevPAR (£)				
New York	**116.55**	99.38	94.22	109.36
Regional US	**33.76**	32.55	30.86	32.86
Total US	**52.88**	47.83	45.35	50.36
London	**68.85**	67.40	67.40	68.01
Rest of Europe	**52.47**	51.26	51.21	50.84
Total Europe	**59.72**	58.41	58.39	58.43
Asia	**44.68**	39.53	36.99	38.62
Australasia	**29.09**	29.06	30.56	30.23
Total Group	**49.31**	45.84	44.49	46.73
Gross Operating Profit Margin (%)				
New York	**32.9**		28.8	34.2
Regional US	**21.3**		18.4	20.8
Total US	**26.6**		22.9	26.8
London	**44.9**		48.2	48.4
Rest of Europe	**28.8**		29.8	31.8
Total Europe	**36.1**		38.1	39.2
Asia	**36.7**		36.2	36.7
Australasia	**42.9**		42.1	42.0
Total Group	**33.4**		32.8	34.4

For comparability the 30 June 2005 Average Room Rate and RevPAR have been translated at 30 June 2006 exchange rates.

APPENDIX 2: Consolidated income statement (unaudited)

For the three months ended 30 June 2006

	3 months ended 30 June 2006 £m	3 months ended 30 June 2005 £m
Revenue	**162.8**	151.5
Cost of sales	**(70.2)**	(64.9)
Gross profit	**92.6**	86.6
Administrative expenses	**(62.6)**	(59.6)
Other operating income	**0.3**	-
Group operating profit	**30.3**	27.0
Analysed between:		
Group operating profit before other operating income	**30.0**	27.0
Other operating income	**0.3**	-
Share of profit of joint ventures and associates	**0.9**	1.0
Analysed between:		
Operating profit	**2.3**	2.0
Interest	**(0.4)**	(0.3)
Taxation	**(0.3)**	(0.2)
Minority interests	**(0.7)**	(0.5)
Finance income	**1.5**	2.9
Finance expense	**(8.1)**	(11.6)
Profit before tax	**24.6**	19.3
Income tax expense	**(4.8)**	(4.6)
Profit for the period	**19.8**	14.7
Attributable to:		
Equity holders of the parent	**18.1**	13.6
Minority interests	**1.7**	1.1
	19.8	14.7
Basic earnings per share (pence)	**6.3**	4.8
Diluted earnings per share (pence)	**6.3**	4.7

The financial results above all derive from continuing activities.

APPENDIX 3: Key operating statistics (unaudited)

For the three months ended 30 June 2006

	3 months 30 June 2006 Reported currency	3 months 30 June 2005 Constant Currency	3 months 30 June 2005 Reported currency
Occupancy %			
New York	**90.8**		88.0
Regional US	**70.2**		71.0
Total US	**75.0**		74.9
London	**88.0**		87.2
Rest of Europe	**75.5**		76.2
Total Europe	**81.1**		81.1
Asia	**73.8**		73.0
Australasia	**61.3**		59.9
Total Group	**74.3**		73.9
Average Room Rate (£)			
New York	**142.73**	127.24	123.32
Regional US	**53.62**	51.81	50.21
Total US	**78.58**	72.06	69.84
London	**85.68**	82.75	82.75
Rest of Europe	**73.12**	72.20	71.81
Total Europe	**79.17**	77.23	77.03
Asia	**62.80**	56.92	54.30
Australasia	**36.44**	37.24	42.30
Total Group	**70.15**	65.94	64.97
RevPAR (£)			
New York	**129.60**	111.97	108.52
Regional US	**37.64**	36.79	35.65
Total US	**58.94**	53.97	52.31
London	**75.40**	72.16	72.16
Rest of Europe	**55.21**	55.02	54.72
Total Europe	**64.21**	62.63	62.47
Asia	**46.35**	41.55	39.64
Australasia	**22.34**	22.31	25.34
Total Group	**52.12**	48.73	48.01
Gross Operating Profit Margin (%)			
New York	**39.7**		37.0
Regional US	**28.0**		24.6
Total US	**33.4**		30.2
London	**46.7**		49.8
Rest of Europe	**29.8**		32.3
Total Europe	**37.6**		40.0
Asia	**38.6**		38.1
Australasia	**35.5**		36.5
Total Group	**36.2**		35.7

For comparability the 30 June 2005 Average Room Rate and RevPAR have been translated at 30 June 2006 exchange rates.

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	07-Aug-2006 19:40:11
Announcement No.	00164

>> Announcement Details

The details of the announcement start here ...



Announcement Title *	Announcement of 2006 Interim Results by subsidiary company, City e-Solutions Limited
Description	We attach herewith the results announcement for the 6 months ended 30 June 2006 issued by City e-Solutions on 7 August 2006, for your information.
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City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 557)

2006 INTERIM RESULTS – ANNOUNCEMENT
UNAUDITED CONSOLIDATED RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2006

RESULTS

The Directors of City e-Solutions Limited (the "Company") announce the following interim unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2006 together with comparative figures.

		Six months ended 30 June	
	Note	*2006*	*2005*
		HK$'000	HK$'000
Turnover	2	33,112	40,214
Cost of sales		(4,157)	(13,605)
Gross profit		28,955	26,609
Other net income/(expense)	3	15,543	(14,052)
Administrative expenses	3	(21,919)	(20,942)
Profit/(loss) before taxation	3	22,579	(8,385)
Income tax	4	(54)	-
Profit/(loss) after taxation		22,525	(8,385)
Attributable to:			
Equity shareholders of the company		21,913	(8,928)
Minority interests		612	543
		22,525	(8,385)
Earnings per share	6		
Basic		5.72 cents	-2.33 cents

Consolidated Balance Sheet at 30 June 2006 - unaudited

	At 30 June 2006 HK$'000	*At 31 December 2005* HK$'000
Non-current assets		
Property, plant and equipment	6,755	4,785
Intangible assets	311	343
Total non-current assets	7,066	5,128
Current assets		
Other financial assets	149,506	118,048
Trade and other receivables	19,605	21,907
Cash and cash equivalents	476,326	497,335
	645,437	637,290
Current liabilities		
Trade and other payables	(22,222)	(23,571)
Provision for taxation	(1,113)	(1,025)
	(23,335)	(24,596)
Net current assets	622,102	612,694
NET ASSETS	629,168	617,822
CAPITAL AND RESERVES		
Share capital	383,126	383,126
Reserves	217,340	206,655
Total equity attributable to equity shareholders of the Company	600,466	589,781
Minority interests	28,702	28,041
TOTAL EQUITY	629,168	617,822

Notes: -

1. This interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard (HKAS) 34, Interim financial reporting, issued by the Hong Kong Institute of Certified Public Accountants (HKICPA). It was authorised for issuance on 7 August 2006.

2. Included in total revenue are dividends and interest income amounting to HK$11.8 million (2005: HK$8.3 million). The analysis of the principal activities and geographical locations of the operations of the Company and its subsidiaries during the financial period are as follows:

a) Principal Activities

	Investment Holding		*Hospitality Related Services*		*Consolidated*	
	Six months ended 30 June		*Six months ended 30 June*		*Six months ended 30 June*	
	2006	*2005*	*2006*	*2005*	*2006*	*2005*
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Revenue from external customers	11,250	8,141	21,862	32,073	33,112	40,214
Profit/(loss) before taxation	21,101	(10,226)	1,478	1,841	22,579	(8,385)
Income tax					(54)	-
Profit/(loss) after taxation					22,525	(8,385)
Depreciation and amortisation for the period	398	482	248	237	646	719

b) Geographical Locations of Operations

	Group Turnover		*Profit/(loss)before tax*	
	Six months ended 30 June		*Six months ended 30 June*	
	2006	*2005*	*2006*	*2005*
	HK$'000	HK$'000	HK$'000	HK$'000
Hong Kong	7,890	6,351	17,820	(12,260)
Singapore	1,572	3,144	628	275
United States	23,650	30,719	4,131	3,600
	33,112	40,214	22,579	(8,385)

3. Profit/(loss) before taxation

Profit/(loss) before taxation is arrived at after charging/(crediting):

	Six months ended 30 June	
	2006	***2005***
	HK$'000	HK$'000
Depreciation of fixed assets	615	686
Amortisation of intangible assets	31	33
Dividends and interest income	(11,811)	(8,346)
Exchange (gain)/loss (net)	(5,158)	4,381
Net gain on sale of fixed assets	(16)	(102)
Net gain on sale of trading securities	(55)	-
Net unrealised (gain)/loss on stating trading securities at fair value	(10,189)	9,773

4. Income tax

	Six months ended 30 June	
	2006	*2005*
	HK$'000	HK$'000
Current tax – Hong Kong Profits Tax	-	-
Current tax - Overseas	54	-
	54	-

The provision for Hong Kong Profits Tax is calculated at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits arising in Hong Kong. Overseas taxation has been provided on estimated assessable profits at the rates of taxation prevailing in the countries in which the Group operates.

The Company is exempted from taxation in the Cayman Islands for a period of twenty years from 1989 under the provisions of Section 6 of the Tax Concessions Law (Revised) of the Cayman Islands.

As at 30 June 2006, the Group has not recognised deferred tax assets in respect of tax losses of HK$71.6 million (31 December 2005: HK$70.7 million) as it is not probable that there will be sufficient appropriate future taxable profits against which the Group can utilise the benefits.

5. Dividends

a) Dividends attributable to the interim period
The Directors of the Company have resolved not to declare an interim dividend for the six months ended 30 June 2006 (2005: Nil).

b) Dividends attributable to the previous financial year, approved and paid during the interim period.

	Six months ended 30 June	
	2006	*2005*
	HK$'000	HK$'000
Final dividends in respect of the previous financial year, approved and paid during the interim period of HK 3 cents (2005: HK 3 cents) per share	11,494	11,494

6. Earnings per share

a) Basic earnings per share
The calculation of basic earnings per share is based on profit/(loss) attributable to equity shareholders of the company HK$21.9 million (2005: HK($8.9) million) and on 383,125,524 (2005: 383,125,524) ordinary shares in issue during the period.

b) Diluted earnings per share
Diluted earnings per share is not applicable as there are no dilutive potential ordinary shares during the period.

MANAGEMENT DISCUSSION AND ANALYSIS

The Group, through its 85% subsidiary, SWAN Holdings Limited Group ("SWAN"), has most of its operating activities in the United States. For the period under review, SWAN's operating revenue contribution of HK$20.3 million to the Group's revenue has declined as compared with HK$28.9 million in the previous corresponding period. The reduction in revenue was mainly due to decrease in revenue of Sceptre (electronic reservation services) which ceased providing hotel reservation services to 14 M&C hotels in the US. However, with higher interest income, SWAN contributed a higher pre-tax profit of HK$4.1 million as compared with HK$3.6 million in the previous corresponding period.

SWAN's business development focus on Richfield, the hotel management unit of SWAN, continues to bear fruit. For the first half of 2006, Richfield, has successfully added 2 multi-year management contracts adding a net 538 rooms to the portfolio. These new 2 contracts will start contributing to the turnover of SWAN in the second half of 2006. As at June 30, 2006, Richfield is managing 26 hotels representing more than 5,700 rooms.

In response to the increasing demand for revenue management services, in May 2006, SWAN launched The Elise Group, a consultancy group with a focus on revenue management for the lodging industry in the US. The Elise Group will adopt a collaborative partnership approach to help owners, developers, and hotel management groups and property level teams improve the top line revenue for their hotels, while adding value to the ownerships' assets.

Financial Commentary

Group Performance

The Group recorded a lower revenue of HK$33.1 million, a decrease of 17.7%, as compared with HK$40.2 million in the previous corresponding period, due mainly to reduction in revenue of Sceptre which ceased providing hotel reservation services to 14 M&C hotels in the US. However, the Group reported a net profit attributable to equity shareholders of the company of HK$21.9 million, as compared to a net loss of HK$8.9 million in the previous corresponding period. The Group's profit can be attributed to the unrealised gain on remeasuring the Group's investment securities to fair value as at 30th June 2006 and the realised translation exchange gain on the Sterling Pound time deposit.

The investment securities and time deposits held by the Company returned investment income amounting to HK$11.8 million during the period under review as compared with HK$8.3 million in the previous corresponding period. In line with the accounting treatment, unrealised gain of HK$10.2 million was reported as a result of remeasuring the Group's investment securities to fair value as at 30th June 2006 as compared with HK$9.8 million unrealised loss in the previous corresponding period. This, together with the realised translation exchange gain, resulted in a total Net Other Income of HK$15.5 million for the period under review as compared with a Net Other Expenses of HK$14.1 million reported in the previous corresponding period.

Financial Position, Cash Flow and Borrowings

As at 30 June 2006, the Group's gross assets stood at HK$652.5 million, increase from HK$642.4 million as at 31 December 2005.

The Group reports its results in Hong Kong dollars and it is the objective of the Group to preserve its value in terms of Hong Kong dollars.

For the period under review, net operating cash outflow included dividend paid of HK$11.5 million. The cash outflow on investing activities amounted to HK$23.9 million due mainly to purchase of bond securities. Consequently, the Group reported cash and cash equivalents of HK$476.3 million as at 30 June 2006, down from HK$497.3 million as at 31 December 2005.

The Group has no borrowings for the period under review.

Treasury Activities

Majority of the Group's cash is held in United States dollar deposits, hence as long as the Hong Kong dollar trades within the existing United States dollar peg arrangement, currency risk will not be significant. The Group's view is that to maximise returns to shareholders we need a balanced portfolio and hence a portion of its portfolio would be held in other currencies. We will monitor closely the Group's exposure to currency movement and take the appropriate action when necessary.

Employees

As at 30 June 2006, the Group had 38 employees, up from 36 as at the end of the last financial year ended 31 December 2005. The total payroll costs for the period under review was HK$13.9 million.

Prospects

Despite the uncertainty over the price of crude oil and the pace of interest rate increases, the United States economy and hospitality industry are expected to continue to grow steadily in the second half of 2006. Therefore, SWAN's business units should benefit from the improving economy and industry in the second half of the year. We will continue to adopt a prudent approach in managing the businesses by ensuring costs are kept in line with the level of business activities.

In the face of a high level of sales of hotels in the United States market, the gain and loss of management contracts (due to change of ownership) in Richfield's portfolio will heighten. Richfield is working on several potential contracts and is optimistic of converting some of these into multi-year contracts in the second half of the year. In a competitive electronic distribution market, Sceptre is now moving towards focusing on clients that provide higher transactional volume, rather than the number of clients. To broaden our spectrum of services, the newly created Elise Group has entered into alliances with certain industry partners. We expect to sign revenue management consulting contracts with several upscale hotels in the second half of the year as a result of these alliances.

The Group will continue to pursue investment opportunities to deploy its cash resources. Barring unforeseen circumstances, the Group's performance in respect of its hospitality related operations should remain profitable in the second half of 2006.

AUDIT COMMITTEE

The members of the Audit Committee of the Company comprise 2 independent non-executive directors and 1 non-executive director of the Company. It has reviewed the unaudited interim financial report of the Group for the six months ended 30 June 2006.

CORPORATE GOVERNANCE

In the opinion of the Directors, save as disclosed below, the Company has complied with the Code on Corporate Governance Practices, as set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited ("Appendix 14") throughout the period.

As disclosed in 2005 Annual Report, the Company does not fully comply with the code provisions A.4.1 and A.4.2 in Appendix 14. Amendments to the Articles of Association of the Company (the "Amendments") have been made to reflect the requirements under the code provision A.4.2 on the retirement of all directors by rotation at least once every three years. The Amendments were approved at the annual general meeting held on 20 April 2006 ("2006 AGM"). Although the current non-executive directors are not appointed for a specific term, they are subject to retirement by rotation and re-election at annual general meeting at least once every three years. Under the code provision E.1.2, the chairman of the board should attend the annual general meeting. However, in the 2006 AGM, our chairman was unable to attend the meeting as he had to attend to an urgent matter. He appointed Mr Kwek Leng Peck to chair the meeting on his behalf. Questions raised by shareholders in the 2006 AGM were answered to the full satisfaction of shareholders by the chairman of the meeting together with 2 executive directors.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" as set out in Appendix 10 of the Listing Rules of The Stock Exchange of Hong Kong Limited ("Model Code"). All directors have confirmed that they have complied with the Model Code throughout the period under review.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

By Order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 7 August 2006